CMA Muni-State Municipal Series Trust
Series Number: 10
File Number: 811-5011
CIK Number: 810598
CMA Michigan Municipal Money Fund
For the Period Ending: 03/31/2001

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Money Markets Incorporated, for the year ended March 31, 2001.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

06/14/2000	$ 9,400	Michigan State Hospital Finance Authority	4.50%	09/11/2000
06/14/2000	7,900	Michigan State Hospital Finance Authority	4.50	09/11/2000
06/14/2000	3,000	Michigan State Hospital Finance Authority	4.50	09/11/2000
08/25/2000	8,550	Michigan State Housing Authority	4.30	11/01/2000
10/20/2000	11,000	Michigan State Housing Authority	4.40	02/21/2001
11/01/2000	7,350	Michigan State Housing Authority	4.30	02/21/2001
02/21/2001	18,350	Michigan State Housing Authority	3.45	04/17/2001

Last Updated on 05/30/2001
By Win95 User